Brown & Brown INSURANCE®

News Release

Cory T. Walker
Chief Financial Officer
(386) 239-7250

July 19, 2010

BROWN & BROWN, INC.
ANNOUNCES A 1.3% INCREASE IN SECOND-QUARTER NET INCOME

(*Daytona Beach and Tampa, Florida*) . . . Brown & Brown, Inc. (NYSE:BRO) today announced that it earned net income for the second quarter of 2010 of $41,185,000, or $0.29 per share, an increase of 1.3% from the $40,668,000, or $0.29 per share, reported for the quarter ended June 30, 2009. Total revenue for the quarter ended June 30, 2010 was $243,665,000, compared with 2009 second-quarter revenue of $246,369,000.

Total revenue for the six months ended June 30, 2010 was $495,938,000, compared with total revenue for the first half of 2009 of $509,949,000. Net income for the six-month period ended June 30, 2010 was $85,313,000, or $0.59 per share, compared with $88,680,000, or $0.63 per share for the same period of 2009.

J. Powell Brown, President and Chief Executive Officer of Brown & Brown, Inc., noted, "The insurance marketplace continues to bump around. Exposure units and insurance premium rates remain 'soft' with no significant changes anticipated in the foreseeable future. The increase in our quarterly earnings in the face of such a challenging environment is a tribute to the dedication and ability of our decentralized local office teams."

Brown & Brown, Inc. and its subsidiaries offer a broad range of insurance and reinsurance products and services, as well as risk management, third party administration, managed health care, and Medicare set-aside services and programs. Providing service to business, public entity, quasi-public entity, individual, trade and professional association clients nationwide, the Company is ranked by *Business Insurance* magazine as the United States' sixth largest independent insurance intermediary. The Company's Web address is www.bbinsurance.com.

This press release may contain certain statements relating to future results which are forward-looking statements, including those relating to future financial results and to acquisition opportunities. These statements are not historical facts, but instead represent only the Company's current belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company's control. It is possible that the Company's actual results, financial condition and achievements may differ, possibly materially, from the anticipated results, financial condition and achievements contemplated by these forward-looking statements.

Further information concerning the Company and its business, including factors that potentially could materially affect the Company's financial results and condition, as well as its other achievements, are contained in the Company's filings with the Securities and Exchange Commission. Some factors include: general economic conditions around the country; downward commercial property and casualty premium pressures; the effects of legislative and regulatory changes in Florida pertaining to the insurance industry, including those relating to coastal property coverages; the competitive environment; the integration of the Company's operations with those of businesses or assets the Company has acquired or may acquire in the future and the failure to realize the expected benefits of such integration; the potential occurrence of a disaster that affects certain areas of the States of California, Florida, Indiana, Michigan, New Jersey, New York, Pennsylvania, Texas and/or Washington, where significant portions of the Company's business are concentrated; and the cost and impact on the Company of previously disclosed regulatory inquiries regarding industry and Company practices with respect to compensation received from insurance carriers. All forward-looking statements made herein are made only as of the date of this release, and the Company does not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which the Company hereafter becomes aware.

# # #

Brown & Brown, Inc.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)
(unaudited)

	For the Three Months Ended June 30		For the Six Months Ended June 30	
	2010	2009	2010	2009
REVENUES				
Commissions and fees	$241,053	$244,595	$491,727	$508,559
Investment income	346	460	677	770
Other income (loss), net	2,266	1,314	3,534	620
Total revenues	243,665	246,369	495,938	509,949
EXPENSES				
Employee compensation and benefits	121,372	122,625	243,555	249,966
Non-cash stock-based compensation	1,780	1,695	3,735	3,511
Other operating expenses	33,622	35,620	69,955	71,484
Amortization	12,650	12,519	25,203	24,904
Depreciation	3,129	3,299	6,382	6,632
Interest	3,632	3,632	7,240	7,266
Change in estimated acquisition earn-out payables	(533)	-	(1,229)	-
Total expenses	175,652	179,390	354,841	363,763
Income before income taxes	68,013	66,979	141,097	146,186
Income taxes	26,828	26,311	55,784	57,506
Net income	$ 41,185	$ 40,668	$ 85,313	$ 88,680
Net income per share:				
Basic	$0.29	$0.29	$0.60	$0.63
Diluted	$0.29	$0.29	$0.59	$0.63
Weighted average number of shares outstanding:				
Basic	137,685	136,939	137,654	136,937
Diluted	139,105	137,304	138,937	137,261
Dividends declared per share	$0.0775	$0.075	$0.155	$0.150

Brown & Brown, Inc.
INTERNAL GROWTH SCHEDULE
Core Commissions and Fees(1)
Three Months Ended June 30, 2010
(in thousands)
(unaudited)

	Quarter Ended 6/30/10	Quarter Ended 6/30/09	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth $	Internal Net Growth %
Florida Retail	$ 42,320	$ 43,910	$(1,590)	(3.6)%	$ 19	$(1,609)	(3.7)%
National Retail	80,093	78,638	1,455	1.9%	3,078	(1,623)	(2.1)%
Western Retail	23,885	24,459	(574)	(2.3)%	1,558	(2,132)	(8.7)%
Total Retail	146,298	147,007	(709)	(0.5)%	4,655	(5,364)	(3.6)%
Wholesale Brokerage	41,385	41,409	(24)	(0.1)%	434	(458)	(1.1)%
Professional Programs	9,343	9,734	(391)	(4.0)%	-	(391)	(4.0)%
Special Programs	27,854	30,893	(3,039)	(9.8)%	188	(3,227)	(10.4)%
Total National Programs	37,197	40,627	(3,430)	(8.4)%	188	(3,618)	(8.9)%
Services	9,729	8,259	1,470	17.8%	1,442	28	0.3%
Total Core Commissions and Fees (1)	$234,609	$237,302	$(2,693)	(1.1)%	$6,719	$(9,412)	(4.0)%

Reconciliation of Internal Growth Schedule
to Total Commissions and Fees
Included in the Consolidated Statements of Income
for the Three Months Ended June 30, 2010 and 2009
(in thousands)
(unaudited)

	Quarter Ended 6/30/10	Quarter Ended 6/30/09
Total core commissions and fees(1)	$234,609	$237,302
Contingent commissions	6,444	6,806
Divested business	-	487
Total commission & fees	$241,053	$244,595

(1) Total core commissions and fees are our total commissions and fees less (i) profit-sharing contingent commissions (revenue derived from special revenue-sharing commissions from insurance companies based upon the volume and the growth and/or profitability of the business placed with such companies during the prior year), and (ii) divested business (commissions and fees generated from offices, books of business or niches sold by the Company or terminated).

Brown & Brown, Inc.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)
(unaudited)

	June 30, 2010	December 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 293,011	$ 197,113
Restricted cash and investments	145,848	155,257
Short-term investments	8,135	8,213
Premiums, commissions and fees receivable	233,597	209,462
Deferred income taxes	-	11,791
Other current assets	28,670	31,863
Total current assets	709,261	613,699
Fixed assets, net	60,074	61,467
Goodwill	1,103,998	1,074,397
Amortizable intangible assets, net	457,939	468,862
Other assets	5,540	5,801
Total assets	$2,336,812	$2,224,226
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Premiums payable to insurance companies	$ 356,355	$ 310,296
Premium deposits and credits due customers	34,437	37,715
Accounts payable	24,704	17,431
Accrued expenses and other liabilities	82,820	96,387
Current portion of long-term debt	5,766	17,124
Total current liabilities	504,082	478,953
Long-term debt	250,000	250,209
Deferred income taxes, net	124,667	115,609
Other liabilities	18,969	9,581
Shareholders' equity:		
Common stock, par value $0.10 per share; authorized 280,000 shares; issued and outstanding 142,224 at 2010 and 142,076 at 2009	14,222	14,208
Additional paid-in capital	273,781	267,856
Retained earnings	1,151,088	1,087,805
Accumulated other comprehensive income	3	5
Total shareholders' equity	1,439,094	1,369,874
Total liabilities and shareholders' equity	$2,336,812	$2,224,226